23002550

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-44907

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Regional Brokers, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Executive Campus, Suite 105
(No. and Street)

Cherry Hill	NJ	08002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Boccella	215-979-8960	tboccella@regionalbrokers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wipfli LLP
(Name – if individual, state last, first, and middle name)

170 N. Radnor-Chester Rd, Ste 200	Radnor	PA	19087
(Address)	(City)	(State)	(Zip Code)

9/18/2003	344
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Boccella, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Regional Brokers, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
JOHN MORAWSKI - Notary Public
Bucks County
My Commission Expires July 24, 2026
Commission Number 1284921

Notary Public

Signature:

Title: CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WIPFLI

170 North Radnor-Chester Road
Suite 200
Radnor, PA 19087

610.565.3930
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Regional Brokers, Inc.
Cherry Hill, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Regional Brokers, Inc. as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Regional Brokers, Inc. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Regional Brokers, Inc.'s management. Our responsibility is to express an opinion on Regional Brokers, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Regional Brokers, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules of General and Administrative Expenses and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Regional Brokers, Inc.'s financial statements. The supplemental information is the responsibility of Regional Brokers, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of General and Administrative Expenses and Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Wipfli LLP

Wipfli LLP

We have served as Regional Brokers, Inc.'s auditor since 1992.

Radnor, Pennsylvania
February 22, 2023

REGIONAL BROKERS, INC.
December 31, 2022 and 2021

Table of Contents

REGIONAL BROKERS, INC.
Statements of Financial Condition
December 31, 2022 and 2021

	2022	2021
Assets		
Cash	$ 317,965	$ 296,903
Cash – Deposits with Clearing Broker	101,648	101,393
Marketable Securities - Trading	46,012	52,715
Commissions Receivable - Clearing Broker	117,884	69,207
Payroll and Payroll Tax Credits Receivable	-	147,000
Receivables - Stockholders, Officers, Employees, and Other	-	80
Prepaid Expenses	31,710	30,709
Furniture and Equipment - Net of Accumulated Depreciation 2022 $137,926; 2021 $134,867	4,546	7,605
Operating Lease, Right-of-Use Assets	9,888	38,450
Investment in Nonmarketable Securities	5,000	5,000
Total Assets	$ 634,653	$ 749,062
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 41,557	$ 33,942
Operating Lease Liabilities	9,888	28,562
Total Current Liabilities	51,445	62,504
Long Term Liabilities		
Operating Lease Liabilities	-	9,888
Total Liabilities	51,445	72,392
Stockholders' Equity		
Common Stock- No Par Value; Stated Value $500 per Share, 10,000 Shares Authorized, 1,015 Shares Issued and 432 Shares Outstanding at December 31, 2022 and 2021	507,500	507,500
Additional Paid-In Capital	30,574	30,574
Retained Earnings	547,515	640,977
Less Treasury Stock - 583 Shares, at Cost at December 31, 2022 and 2021	(502,381)	(502,381)
Total Stockholders' Equity	583,208	676,670
Total Liabilities and Stockholders' Equity	$ 634,653	$ 749,062

REGIONAL BROKERS, INC.
Statements of Income
Years Ended December 31, 2022 and 2021

	2022	2021
Income		
Institutional Commissions	$ 1,407,458	$ 1,242,481
Retail Commissions	184,737	148,374
Gross Income	1,592,195	1,390,855
Operating Expenses		
Clearing Fees	104,082	81,041
Depreciation	3,059	4,661
Employee Benefits	141,710	142,691
Payroll Taxes	55,803	56,286
Regulatory Fees	33,927	38,463
Salaries	777,075	754,659
Telephone	4,484	3,730
Trading Software Expense	60,000	60,000
Total Operating Expenses	1,180,140	1,141,531
General and Administrative Expenses	535,142	465,990
Loss from Operations	(123,087)	(216,666)
Other Income (Expense)		
Dividend Income	720	393
Interest Income	1,545	342
Extinguishment of Debt		303,420
Miscellaneous Income	34,063	147,000
Unrealized and Realized Loss on Non Marketable Securities	(6,703)	(100,470)
Total Other Income (Expense)	29,625	350,685
Net Income (Loss)	**$ (93,462)**	**$ 134,019**

REGIONAL BROKERS, INC.
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2022 and 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - January 1, 2021	$ 507,500	$ 30,574	$ 506,958	$ (502,381)	$ 542,651
Net Income			134,019		134,019
Balance - December 31, 2021	507,500	30,574	640,977	(502,381)	676,670
Net Loss			(93,462)		(93,462)
Balance - December 31, 2022	$ 507,500	$ 30,574	$ 547,515	$ (502,381)	$ 583,208

REGIONAL BROKERS, INC.
Statements of Cash Flows
Years Ended December 31, 2022 and 2021

		2022		2021
Cash Flows from Operating Activities				
Net Income (Loss)	$	(93,462)	$	134,019
Adjustments to Reconcile Net Income (Loss) to				
Net Cash Provided by (Used in) Operating Activities				
Depreciation		3,059		4,661
Unrealized and Realized Loss on (Non) Marketable Securities		6,703		100,470
Extinguishment of Debt		-		(303,420)
(Increase) Decrease in				
Commissions Receivable - Clearing Broker		(48,677)		(7,986)
Payroll and Payroll Tax Credits Receivable		147,000		(147,000)
Receivables - Stockholders, Officers, Employees, and Other		80		(23)
Prepaid Expenses		(1,001)		(220)
Increase (Decrease) in				
Accounts Payable and Accrued Expenses		7,615		(9,579)
Net Cash Provided by (Used in) Operating Activities		21,317		(229,078)
Cash Flows from Financing Activities				
Proceeds from Long-Term Debt- PPP Loan		-		143,620
Net Increase (Decrease) in Cash and Restricted Cash		21,317		(85,458)
Cash and Restricted Cash				
Beginning		398,296		483,754
Ending	$	419,613	$	398,296

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Regional Brokers, Inc. (the Company) incorporated under the laws of the Commonwealth of Pennsylvania on May 18, 1992, and is registered with the Securities and Exchange Commission as a Municipal Securities Broker/Dealer as defined in Rule 15c3-1(k)(2)(ii) under the Securities Exchange Act of 1934. A municipal securities broker/dealer acts as an undisclosed agent in the purchase or sale of municipal securities for a registered broker or dealer or registered municipal securities dealer, has no customers as defined in SEC Reg. §240.15c3-1 and may effect transactions on its own behalf. The Company's customers are located mostly in the Northeast Region of the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash consisted of funds held in checking and money market accounts.

Commissions Receivable
The Company charges income for doubtful accounts when they are considered uncollectible based on historical experience and current conditions. Management considers the receivables to be fully collectible at the balance sheet dates, and no provision for uncollectible accounts has been made.

Marketable Securities
The Company's marketable securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the statement of financial position in assets, with the change in fair value during the period included in earnings.

Furniture and Equipment
Furniture and equipment are stated at cost. Maintenance, repairs, and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are as follows:

Classifications	Years
Furniture and Fixtures	5-7
Computer Equipment	3-5

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating Lease

Right-of-use assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make lease payments over the lease term.

Investment in Nonmarketable Securities

Investment in companies in which the Company has less than 20% interest are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Advertising Costs

The Company expenses advertising costs as incurred. There were no advertising costs for the years ended December 31, 2022 and 2021.

Income Taxes

The stockholders have elected for the Company to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholders to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes is required.

The federal income tax returns of the Company for the last three years are subject to examination by the federal, state and local taxing jurisdictions, generally for three years after they were filed.

2. FAIR VALUE MEASUREMENTS

The Fair Value Measurements Topic of the Financial Accounting Standards Board *Accounting Standards Codification* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the Fair Value Measurements Topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1	Inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access.
Level 2	Inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3	Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis using quoted prices in active markets as of December 31, 2022 and 2021:

	Level 1	
	2022	2021
Assets		
Marketable Securities	$ 46,012	$ 52,715

3. FURNITURE AND EQUIPMENT

	2022	2021
Furniture and Fixtures	$ 43,148	$ 43,148
Computer Equipment	99,324	99,324
Total	142,472	142,472
Less Accumulated Depreciation	(137,926)	(134,867)
Total Furniture and Equipment	$ 4,546	$ 7,605

4. INVESTMENT IN NONMARKETABLE SECURITIES

The Company had invested $120,000 for a 9.09% equity interest in Municipal Bond Information Services LLC, which is accounted for using the cost method. The investment in Municipal Bond Information Services LLC had not been evaluated for impairment because management did not identify any events or changes in circumstances that might have a significant adverse effect on the fair value of the investment. The investment was written down to zero as of December 31, 2021 as a result of the sale of the Company's equity interest in Municipal Bond Information Services LLC that were sold in January 2022. The Company received $6,883 in proceeds from the sale of this investment in May 2022.

The Company has invested $5,000 for a 16.6% equity interest in Keystone Data Solutions which is accounted for using the cost method. The investment in Keystone Data Solutions has not been evaluated for impairment because management did not identify any events or changes in circumstances that might have a significant adverse effect on the fair value of the investment.

5. LINE OF CREDIT

The Company has a $200,000 bank line of credit agreement. The credit agreement may be renewed annually at the bank's discretion and is collateralized by the assets of the Company. Interest on borrowings is at a fluctuating rate per annum equal to the bank's prime rate plus 0.5% (8.00% and 3.75% at December 31, 2022 and 2021, respectively.)

There were no borrowings under the line of credit agreement at December 31, 2022 or 2021.

The line of credit includes various financial covenants, as defined, that are required to be maintained throughout the term of the agreement. The Company met all of the financial covenants at December 31, 2022.

6. EXTINGUISHMENT OF DEBT - PPP LOAN

The Company received two Paycheck Protection Program (PPP) loans in the amounts $143,620 and $159,800 during the years ended December 31, 2021 and 2020 respectively. These funds were used to cover payroll costs for management and administration personnel. In February 2021 the Company received full forgiveness of the $159,800 PPP loan. In July 2021 the Company received full forgiveness of the $143,620 PPP loan. Management has recorded the amount of loan forgiveness as extinguishment of debt in the statement of income for the year ended December 31, 2021.

7. OPERATING LEASE LIABILITIES

Commencing November 1, 2017, the Company began leasing a new office facility with an expiration date of April 30, 2023. The lease allows the Company two renewal options of five years each. Under the lease terms, the Company is responsible for utilities, maintenance, repairs, real estate taxes and cleaning expenses. The Company also pays a portion of the common area maintenance costs. For the years ended December 31, 2022 and 2021, lease expense for all facilities was $35,018 and $27,879, respectively.

Supplemental statement of financial condition information related to the lease is as follows:

	2022	2021
Operating lease right-of-use assets	$ 9,888	$ 38,450
Current operating lease liabilities	9,888	28,562
Noncurrent operating lease liabilities	-	9,888
Total operating lease liabilities	$ 9,888	$ 38,450
Weighted-average remaining lease term-operating leases	4 Months	16 Months
Weighted-average discount rate-operating leases	2.50%	2.50%

At December 31, 2022, the future minimum lease payments are as follows:

Year Ending December 31,	Amount
2023	$ 9,940
Total Lease Payments	9,940
Less Interest	(52)
Total Lease Cost	$ 9,888

As of December 31, 2022, the Company has no operating leases that have not yet commenced.

8. CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2022 and 2021, the Company's aggregate indebtedness was $41,557 and $33,942, respectively, and net capital was $535,050 and $478,369, respectively. At December 31, 2022 and 2021 its ratio of aggregate indebtedness to net capital was .08 to 1 and .07 to 1, respectively. Net capital exceeded minimum capital requirements by $435,050 and $378,369 at December 31, 2022 and 2021, respectively.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)ii which provides an exemption for broker-dealers who do not hold customer funds or safe keep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers".

9. PROFIT SHARING PLAN

The Company maintains a defined contribution 401(k) profit sharing plan covering substantially all full-time employees. The Company contribution is based on 3% of an eligible employee's compensation. Company contributions to the plan for the years ended December 31, 2022 and 2021, were $29,573 and $27,537, respectively.

10. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2022 and 2021, there were no cash balances in excess of FDIC insurance. The Company has not experienced any losses in such accounts.

11. EMPLOYEE RETENTION CREDITS

During the year ended December 31, 2021, the Company recognized credits for payroll and payroll taxes amounting to $147,000 from the federal government as assistance related to the COVID-19 pandemic.

12. SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through February 22, 2023, the date the financial statements were available to be issued.

REGIONAL BROKERS, INC.
Schedules of General and Administrative Expenses
Years Ended December 31, 2022 and 2021

	2022	2021
Dues and Subscriptions	$ 157,229	$ 156,932
Insurance	5,837	6,252
Internet Expense	7,405	5,783
Legal and Accounting Fees	38,090	33,550
Office Expense	8,686	9,182
Office Supplies	1,162	729
Other Taxes	1,000	(5,000)
Payroll Taxes	15,059	12,084
Profit Sharing	29,573	27,537
Lease Expense	35,018	27,879
Repairs and Maintenance	18,051	21,161
Salaries	212,032	162,016
Travel and Entertainment	6,000	7,885
Total General and Administrative Expenses	$ 535,142	$ 465,990

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2022 and 2021

	2022	2021
Net Capital		
Total Stockholders' Equity	$ 583,208	$ 676,670
Deductions and/or Charges:		
Nonallowable Assets		
Receivables - Stockholders, Officers, Employees, and Other	-	(80)
Payroll and Payroll Tax Credits Receivable	-	(147,000)
Prepaid Expenses	(31,710)	(30,709)
Furniture and Equipment	(4,546)	(7,605)
Investment in Nonmarketable Securities	(5,000)	(5,000)
Net Capital Before Haircuts on Securities Positions	541,952	486,276
Haircut on Securities	6,902	7,907
Net Capital	$ 535,050	$ 478,369
Aggregate Indebtedness		
Items Included in Statements of Financial Position		
Accounts Payable and Accrued Expenses	$ 41,557	$ 33,942
Total Aggregate Indebtedness	$ 41,557	$ 33,942

REGIONAL BROKERS, INC.
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2022 and 2021

	2022		2021	
(Continued)				
Computation of Basic Net Capital Requirement				
Minimum Net Capital Required by Company	$	100,000	$	100,000
Excess Net Capital	$	435,050	$	378,369
Excess Net Capital at 120%	$	415,050	$	358,369
Ratio - Aggregate Indebtedness to Net Capital		.08 to 1		.07 to 1
Net Capital as Reported in Company's Part IIA (Unaudited) Focus Report	$	535,050	$	478,369
Net Audit Adjustments		-		-
Net Capital	$	535,050	$	478,369

WIPFLI

170 North Radnor-Chester Road
Suite 200
Radnor, PA 19087

610.565.3930
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Regional Brokers, Inc.
Cherry Hill, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report For SEC Rule 15c3-3, in which (1) Regional Brokers, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Regional Brokers, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Regional Brokers, Inc. stated that Regional Brokers, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Regional Brokers, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regional Brokers, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Wipfli LLP

Radnor, Pennsylvania
February 22, 2023

Regional Brokers, Inc
2 executive Campus
Suite 105
Cherry Hill, NJ 08002

EXEMPTION REPORT FOR SEC RULE 15c3-3

To the best knowledge and belief of Regional Brokers, Inc.:

- Regional Brokers, Inc. claimed the exemption set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the year ended December 31, 2022.

- Regional Brokers, Inc. met the exemption provisions of Rule 15c3-3 (k)(2)(ii) during the year ended December 31, 2022 without exception.

Anthony Boccella

Name and Title

CFO

Date

WIPFLI

170 North Radnor-Chester Road
Suite 200
Radnor, PA 19087

610.565.3930
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Regional Brokers, Inc.
Cherry Hill, New Jersey

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Regional Brokers, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

Radnor, Pennsylvania
February 22, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2023

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Regional Brokers, Inc
2 Executive Campus
Suite 105
Cherry Hill , NJ 08002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $2287.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (1080.00)

11/4/2022
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1207.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1207.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $1207.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regional Brokers Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of January, 20 23.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2022
and ending 12/31/2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1628517
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1628517
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	104081
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	104081
2d. SIPC Net Operating Revenues	$1524436
2e. General Assessment @ .0015	$2287

(to page 1, line 2.A.)